Filed by TechSys, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fuel Cell Companies, Inc.
Commission File No. 132-02058

        On July 2, 2001, TechSys, Inc., a New Jersey corporation (“TechSys”), filed a Current Report on Form 8-K (the “Form 8-K”) with the Securities and Exchange Commission (the “Commission”). Under Item 5 of the Form 8-K, TechSys reported that on June 29, 2001, (i) the parties to the agreement and plan of merger, dated as of April 5, 2001 (the “Merger Agreement”), by and among TechSys, Newco TKSS, Inc. (“Newco”), and Fuel Cell Companies, Inc. (“FCCI”), executed an amendment to the Merger Agreement, dated as of May 29, 2001 (the “Amendment”), and (ii) in connection with the Amendment, TechSys and FCCI entered into a stock option agreement, dated as of May 29, 2001.

        For a complete description of these events, refer to the Form 8-K and the exhibits attached thereto.

        TechSys will be filing with the Commission a proxy statement with respect to the solicitation of proxies of TechSys shareholders to approve the proposed merger, as contemplated by the Merger Agreement. TechSys may also be filing with the Commission a registration statement, including a proxy statement-prospectus, with respect to the securities of TechSys to be issued in the merger, unless the parties otherwise agree to privately place such securities pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”).

        Investors and shareholders are urged to read the proxy statement and the registration statement (which will only be filed if the parties do not agree to privately place the securities to be issued by TechSys in connection with the merger, pursuant to an exemption from registration under the Securities Act), if and when each of these documents becomes available, because each of them will contain important information about TechSys, FCCI, the merger, the persons who, under Commission rules, may be deemed to be participants in the solicitation of shareholders of TechSys in connection with the merger, and the interests of those persons in the solicitation. Investors and shareholders may obtain a free copy of each of the proxy statement and the registration statement, if one is filed with the Commission, when available, and other documents filed by TechSys with the Commission at the Commission’s internet web site at www.sec.gov. The proxy statement and the registration statement, if any, when available, and such other documents filed by TechSys with the Commission will be available free of charge by contacting TechSys, Inc., 147 Columbia Turnpike, Suite 109, Florham Park, New Jersey 07932, attention: Steven L. Trenk, telephone: (973) 236-1919.

        Shareholders and investors should read the proxy statement and the registration statement (if a registration statement is filed with the Commission) carefully if and when each of these documents becomes available before making any voting or investment decisions.